EXHIBIT 99.1

AMARC APPOINTS DR. ROY GREIG, P.GEO, AS ITS NEW VP-EXPLORATION

January 31, 2022, Vancouver, BC --- Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce the appointment of Dr. Roy Greig, P.Geo., of C.J. Greig & Associates Ltd. (“Greig & Associates”) as its new Vice President, Exploration. The appointment of Dr. Greig strengthens Amarc’s leadership team and enhances the Company’s existing relationship with Greig & Associates, one of Canada’s premier minerals exploration and discovery groups. Greig & Associates will be assisting with Amarc’s initiatives to explore and develop its three expansive, 100% - owned porphyry Cu-Au districts in British Columbia (“BC”), Canada.

“It is my great pleasure to welcome Dr. Roy Greig to the Amarc team,” said Amarc President & CEO, Diane Nicolson. “Roy’s extensive background in mineral exploration and his expertise in porphyry copper-gold systems is an ideal complement to our existing capabilities, and further strengthens the Company’s outstanding track record for the discovery and advancement of porphyry copper deposits in North America.”

Dr. Roy Greig’s professional experience spans a wide variety of base and precious metals deposits in Alaska, Yukon, BC, Ontario, Arizona, Mexico, Chile, Argentina and Eritrea. His experience encompasses grassroots through to advanced stage exploration. He made important contributions at the world-class, high-grade Au Brucejack (Pretium Resources), the Cu-Au Filo del Sol (Filo Mining), the Saddle North porphyry Cu-Au and the Saddle South epithermal Au (GT Gold) deposits. Dr. Greig received his PhD from the University of Arizona in 2021, with sponsorship from a consortium including Freeport McMoRan, Anglo American and Newmont.

As VP-Exploration, Dr. Greig will be responsible for overseeing all of Amarc’s exploration programs, taking over from Canadian Mining Hall of Fame geologist and noted mine-finder Mark Rebagliati, P.Eng, FEC, who is to step back from the day-to-day operations at Amarc but will continue as a technical advisor.

“On behalf of Amarc’s Board of Directors, I would like to extend my heartfelt thanks to Mark for his contributions to the Company over the years,” Nicolson said. “His extraordinary, practical insight into the nature and characteristics of mineral systems, and his ability to design exploration programs to successfully discover and develop deposits, is both rare and valuable in our business.”

In addition to appointing a new VP Exploration, Nicolson said Amarc has extended its geological exploration services relationship with Greig & Associates, which was founded and is led by well-known exploration geologist, Charlie Greig. The Greig & Associates team is highly regarded for its porphyry Cu-Au deposit knowledge and discovery track record. Charlie Greig is the recipient of the Prospectors & Developers Association of Canada’s Bill Dennis Award for 2022, as well as the BC Association for Mineral Exploration’s H.H. ‘Spud’ Huestis Award in 2020, for the discovery of GT Gold Corp.’s Saddle North porphyry Cu-Au deposit and Saddle South epithermal Au deposit in northwest BC. Amarc will benefit from increased access to Greig & Associates’ high-quality geological and related services to advance Amarc’s three major BC porphyry Cu-Au districts.

In addition Amarc’s highly-credentialed exploration team continues to benefit from the insight and experience of Executive Chairman, economic geologist and Canadian Mining Hall of Fame member Robert Dickinson, as well as President & CEO Dr. Diane Nicolson, who has led successful exploration teams globally.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create substantial value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry districts in southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.